November 28, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Consumer Portfolio Services, Inc. Registration Statement on Form S-3, as amended
File No. 333-272653

Ladies and Gentlemen:

Consumer Portfolio Services, Inc. (the “Company”) hereby requests, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on November 30, 2023, or as soon thereafter as practicable.

Please contact Matt Mamak of Alston & Bird LLP, the Company’s counsel, at (212) 210-1256, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Consumer Portfolio Services, Inc.

By: /s/ Michael T. Lavin
Name: Michael T. Lavin
Title: President, Chief Operating Officer and Chief Legal Officer